GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK A Stock Company [489 Fifth Avenue, 28th Floor] [New York, NY 10017] [1-877-723-8723]

Fund Facilitation Fee Endorsement

PLEASE READ CAREFULLY.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK (THE “COMPANY”) HAS ISSUED THIS FUND FACILITATION FEE ENDORSEMENT AS PART OF THE CONTRACT TO WHICH IT IS ATTACHED. ALL PROVISIONS OF THE CONTRACT THAT DO NOT CONFLICT WITH THE ENDORSEMENT APPLY TO THIS ENDORSEMENT. WHERE THERE IS ANY CONFLICT BETWEEN THE ENDORSEMENT PROVISIONS AND THE CONTRACT PROVISIONS, THE ENDORSEMENT PROVISIONS PREVAIL.

DEFINITIONS:

FFF Portfolio(s) – Investment Strategy Portfolios that may only be accessed with payment of an additional asset-based fee called the Fund Facilitation Fee. The Company will make a limited selection of FFF Portfolios available for investment. The Company reserves the right to change the number of FFF Portfolios available for investment, to substitute or remove any fund in the FFF Portfolios and to discontinue or cease offering such FFF Portfolios.

Fund Facilitation Fee – An amount deducted at the end of each valuation period from assets, if any, invested in certain Investment Strategy Portfolios called the FFF Portfolios. The Fund Facilitation Fee will be reflected in the Accumulation Unit values of the FFF Portfolios selected.

Fund Facilitation Fee Provisions:

1.

The Company will allow transfers and allocations of amounts during the Accumulation Period, in the Investment Strategy only, to a limited selection of funds (FFF Portfolios). An amount representing a Fund Facilitation Fee will be deducted from assets, if any, invested in the FFF Portfolios on a daily basis, equal to an annual rate of [0.35] % as a percentage of the daily net asset value of each fund. The Fund Facilitation Fee will be reflected in the Accumulation Unit values of the FFF Portfolios selected. Annuity Account Value and Accumulation Unit value will be adjusted as applicable. The provisions of Section 4.04 of the Contract to which this Endorsement attaches will be amended as set out below:

4.04 NET INVESTMENT FACTOR

The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) and subtracting (d) from the result where:

(a) is the net result of:

(i) the net asset value per share of the Portfolio shares determined as of the end of the current Valuation Period; plus

(ii) the per share amount of any dividend (or, if applicable, capital gain distributions) made by the applicable Portfolio on shares if the “ex-dividend” date occurs during the current Valuation Period; plus or minus

(iii) a per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account, which is determined by the Company to have resulted from the investment operations of the Sub-Account; and

(b) is the net result of:

(i) the net asset value per share of the Portfolio shares determined as of the end of the immediately preceding Valuation Period; plus or minus

(ii) the per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account for the immediately preceding Valuation Period; and

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(c) is an amount representing the Mortality and Expense Risk Charge deducted from each Sub-Account on a daily basis, equal to an annual rate as shown in the Charges section on the Contract Data Page as a percentage of the daily net asset value of each Sub-Account; and

(d) is an amount representing the Fund Facilitation Fee deducted from each fund in the FFF Portfolios on a daily basis. Such amount is equal to 0.00% if you have not invested in FFF Portfolios.

The net investment factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit value may increase, decrease or remain unchanged.

2.

This fee will continue to be applicable to any variable annuity payout option or periodic withdrawal option as described in the Contract. The Fund Facilitation Fee will cease when there are no amounts invested in FFF Portfolios.

TERMINATION:

This Endorsement will terminate upon termination of the Contract.

The effective date of this Endorsement is the Effective Date of the Contract to which it is attached.

Signed for Great-West Life & Annuity Insurance Company of New York on the issuance of the Endorsement.

[ ]	[ ]
[Richard Schultz,]	[Andra S. Bolotin]
[Secretary]	[President and Chief Executive Officer]

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